Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
The People's Republic of China

Via Facsimile
October 29, 2008

Mr. John Fieldsend
Attorney-Adviser
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9204
Phone Number: +1 (202) 551-3343

Re: Huaneng Power International, Inc.
Annual Report on Form 20-F for the year ended December 31, 2007
Filed April 18, 2008 with file No. 1-13314

Dear Mr. Fieldsend:

We refer to your letter dated September 30, 2008 regarding the Form 20-F of Huaneng Power International, Inc. (the “Company”) for the fiscal year ended December 31, 2007 filed with the United States Securities and Exchange Commission (the “Commission”) on April 18, 2008 with the file number 1-13314. Set forth below are our responses to your comments raised in you letter. For your convenience, we have also restated your comments below in italics.

Item 5. Operating and Financial Review and Prospects, page 29

Item 5.E. Trend Information, page 43

1.
We note your disclosure in this section and in your Business Plan section on page 45. Please expand this disclosure to discuss in greater detail the known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 5.D of Form 20-F and SEC Release No. 33-8350. As examples only, please address the following:

•
In the first paragraph of your Trend Information section on page 43, you state that China plans to emphasize energy saving and emission reduction and that "the related policies will become one of the critical factors for the development trend of the power market." Please expand this section to discuss how the policies related to saving and emission reduction will impact your operations in the future and the manner in which you will respond to the policies going forward.

•
In the second paragraph of your Trend Information section on page 43, you state that since 2008, the sea freight charges and coal prices of key contracts have increased significantly as compared to those in 2007, which will "bring challenges to [you] in respect of fuel cost control." Please discuss the factors in greater detail, the manner in which they will impact you, and the manner in which you will respond to these factors going forward.

•
In your Business Plan section on page 45, you indicate that your main objective in 2008 will be to secure safe, stable, and increasing power generation and to strengthen cost control by taking steps such as actively seeking appropriate opportunities for acquiring assets of good quality, taking further measures to ensure production safety, improving equipment reliability, expanding markets through reinforced sales and marketing management, increasing utilization hours, generating more power, and controlling coal purchase prices. However, you do not state the manner in which you will take these steps. Therefore, please expand your discussion in this section to disclose the ways you plan to implement these steps going forward.

Your comment is duly noted. The Company intends to comply with the disclosure requirements as set forth in Item 5.D of Form 20-F and SEC Release No. 33-8350 with respect to known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues, or income, or result in its liquidity decreasing or increasing in any material way.

In response to the examples you pointed out, the Company respectfully provides the Commission the following supplemental information:

•
The related policies intend to encourage energy saving and emission reduction by awarding preferential treatment in electricity dispatch to power producers with higher energy efficiency, as demonstrated by the measures taken in pilot provinces. See “Item 4.D. Property, Plants and Equipment – Competition and dispatch.” The Company believes that it is an industry leader in China, in terms of equipment and technologies used for energy saving and environmental protection.  Therefore, the Company believes that it may enjoy a preferential treatment in electricity dispatch, and, accordingly, it does not foresee any material adverse effects imposed by such policies on its market position or its financial condition in the near future. Nevertheless, the Company cannot assure you of any increase in the amount of power dispatched. See “Item 3.D. Risk Factor – If our power plants receive less dispatching than planned generation, the power plants will sell less electricity than planned.” In addition, the Company has begun to implement additional technical measures to further enhance its ability in energy saving and emission reduction. While these additional measures may result in increases in the Company’s capital expenditure and operating expenses, the Company does not believe they will have any material adverse impact on the Company’s financial condition or results of operations.

•	Fuel cost represented 66.3% and 63.5% of the Company’s operating expenses in 2007 and 2006, respectively. Cost of coal, including coal transportation cost, constitutes a significant part of the Company’s fuel cost.  Therefore, increases in sea freight charges and coal prices will lead to an increase in the Company’s fuel cost, which, in turn, will result in an increase in operating expenses.  Unless it could be offset by an increase in electricity tariff rate, the increase in operating expenses will result in a decrease in the Company’s profit margin and may have an adverse impact on the Company’s results of operations. To ensure a stable coal supply while controlling the fuel cost, the Company has been taking additional measures such as adjusting the structure and volume of coal purchase on a monthly basis according to the inventory level and demand, coordinating with key suppliers to ensure timely delivery under each coal supply contract, and monitoring the movements of the market and price fluctuation of coals to purchase high quality coal at competitive prices. See also “Item 4.B. Business Overview – Fuel supply arrangements – Coal” and “Item 3.D. Risk Factors – Disruption in coal supply and its transportation as well as increase in coal price may adversely affect the normal operation of our power plants” for more information.

•
In order to achieve the 2008 operating targets, the Company plans to (i) improve reliability of its generating units by conducting preventive maintenance to enhance production safety, (ii) ensure projected power generation volume and utilization hours by enhancing sales and marketing efforts to, and closely cooperating with, the dispatch centers of local grid companies, (iii) control fuel cost by working more closely with key coal suppliers under longer term supply contracts as well as purchasing high quality coal in the open market when price is competitive, (iv) reduce administrative expenses and other non-operating expenses by stricter adherence to budget, (v) enhance the efficiency of its generating units by upgrading current generating units with new energy-saving technologies, (vi) increase its production capacity by completing on schedule the projects-under-construction and commencement of commercial operations of these projects; (vii) explore development opportunities in regions with high power demand and adequate coal supply and in the area of renewable energy, and (viii) explore and seek appropriate opportunities to acquire high-quality assets.

Item 15. Controls and Procedures, page77

Management's Report on Internal Control over Financial Reporting, page 77

2.
In the last paragraph of this section, you state that internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Also, you state that projections of the effectiveness of your internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The language in this paragraph appears to limit management's conclusions regarding the effectiveness of your internal control over financial reporting. Please confirm for us, if true, that the disclosure is not meant to limit management's conclusions as to the effectiveness of your internal control over financial reporting. Also, in future filings, please remove or revise the disclosure so that it does not appear to limit management's conclusions.

The Company confirms that the disclosure is not meant to limit management’s conclusions as to the effectiveness of the internal control over financial reporting. The language used to describe the inherent limitations of a system of internal controls is language contained within the COSO Framework and the Company, like most other SEC registrants and their auditors who similarly include such disclosures in their reports on the effectiveness of internal control, believes that disclosure of such limitations is necessary to appropriately inform the stakeholders. Similarly, the comment that the effectiveness of such controls can not be projected to future periods is a factual comment and does not detract from the conclusion as to effectiveness as of the date it was made. As such, the Company would anticipate continuing to include such comments in future filings.

Item19. Exhibits, page 79

In future filings, please file or incorporate by reference all the exhibits required by the "Instruction as to Exhibits" section of Form 20-F. For example, it appears that you have not included or incorporated by reference your articles of association as required by Instruction 1 to the "Instruction as to Exhibits" section of Form 20-F.

Your comment is duly noted. The Company will file or incorporate by reference all the exhibits required by the “Instruction as to Exhibits” section of Form 20-F in future filings.

Exhibits 12.1 and 12.2

4.
We note that you include the titles of Li Xiaopeng and Zhou Hui in the signature block of your certifications as "Chairman" and "Chief Accountant," respectively. Please confirm for us, if true, that Li Xiaopeng is your principal executive officer and Zhou Hui is your principal financial officer. Also, in future filings, please include the "principal executive officer" and "principal financial officer" titles in the certifications.

The Company confirms that Li Xiaopeng was its principal executive officer and Zhou Hui was its principal financial officer at the time of filling its Form 20-F for the fiscal year ended December 31, 2007 with the Commission on April 18, 2008. The Company will include the required titles in the certifications in future filings.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-6649-1016/1856 or by facsimile at +8610-6649-1888 if you have any questions.

Sincerely,

Huaneng Power International, Inc.

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board

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